December 29, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Collins

RE:	New Relic, Inc.

Form 10-K for the Year Ended March 31, 2015

Filed May 28, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 6, 2015

File No. 001-36766

Dear Ms. Collins:

New Relic, Inc. (the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 15, 2015 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the year ended March 31, 2015 (the “Annual Report”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 (the “Quarterly Report”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments have been incorporated into this response letter in bold italics for the Staff’s convenience. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 43

1.	In your earnings call dated November 5, 2015, you discuss increases to your annualized revenue per average paid business account and your total number of customers paying you more than $5,000 per year. You also state that trends related to these metrics are in line with your strategy to focus on mid-market and enterprise customers. Please tell us what consideration you have given to disclosing these metrics on a comparative period basis and discussing any related trends in your management’s discussion and analysis section. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, please consider Section III.B of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment, and notes for the Staff that it has discussed annualized revenue per average paid business account and total number of customers paying it more than $5,000 per year for the prior two quarters in

New Relic 188 Spear Street, Suite 1200, San Francisco, CA 94105

U.S. Securities and Exchange Commission

December 29, 2015

the Company’s earnings calls for each of the respective quarters. In addition, the Company has disclosed the total number of paid business accounts for each of the last fourteen quarters in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its quarterly and annual reports, as well as in its earnings press releases and earnings calls related to those reporting periods. As the Company’s business has evolved, the metrics used by the Company’s board of directors and management to evaluate the Company’s business have also evolved. The Company regularly assesses which metrics best track its business and would be useful for investors, and routinely considers whether to disclose these metrics in the MD&A section of its quarterly and annual reports. As the total number of paid business accounts has increased, the growth rate has evolved and the relative importance of each additional paid business account has declined. In addition, as the Company has focused a greater proportion of its sales and marketing efforts on mid-market and enterprise customers, the value of larger paid business accounts to the Company’s business has increased. Accordingly, the Company has determined over the last two quarters that investors may find it useful to know not only the total number of paid business accounts in a given quarter, but also the trends in the Company’s business as it relates to the acquisition and growth of larger accounts within the overall customer base, which is why the Company discussed the metrics on the earnings calls for the last two quarters. Similarly, the Company believes that the revenue per average paid business account may be useful to investors as it shows the deeper penetration into the existing customer base in line with the Company’s stated “land and expand” strategy.

Although the Company has only disclosed these two new metrics to investors in the context of earnings calls to date, it has made related disclosures within the MD&A of its last two quarterly reports to corroborate these trends, including the following disclosure in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015: “In addition, we believe that the composition of our customer base also has an impact on the net expansion rate, such that a relative increase in the number of paid business accounts from larger enterprises versus small to medium-sized organizations will tend to increase our quarterly net expansion rate and a relative increase in the number or paid business accounts from small to medium-sized organizations versus larger enterprises will tend to decrease the quarterly net expansion rate, as smaller businesses tend to cancel subscriptions more frequently than larger enterprises.”

The Company respectfully advises the Staff that it did not previously analyze or manage its business based on these metrics for prior periods. Accordingly, the Company has not included these metrics for the comparable periods in prior years, and it does not believe that it would be useful at this time to amend its prior annual or quarterly filings to include these metrics in periods in which they were not critical to the management of the Company’s business. However, in light of the Staff’s comment and following additional consideration by the Company’s management, the Company intends to begin including both the annualized revenue per average paid business account and the total number of customers paying the Company more than $5,000 per year in the MD&A disclosure in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 and future annual and quarterly reports going forward, together with a comparison against the

New Relic 188 Spear Street, Suite 1200, San Francisco, CA 94105

U.S. Securities and Exchange Commission

December 29, 2015

applicable prior fiscal year period(s), and along with a discussion of any trends related to such comparison. The Company also intends at this time to continue to disclose the total number of paid business accounts as a key metric in its annual and quarterly reports going forward, and to continue to include both the annualized revenue per average paid business account and the total number of customers paying the Company more than $5,000 per year in its earnings calls.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 18

2.	We note that you disclose the dollar-based expansion rate for the most recently completed period. Please tell us your consideration to also provide this metric for the comparable period presented in your financial statements, or for the previously completed period, and discuss any related trends. In this regard, you mention several factors that may impact your dollar-based net expansion rate in any particular quarter; however, it is unclear what, if any, impact each of these factors had on the actual changes in this metric from period to period. Please clarify, and quantify where possible, the specific factors that significantly impacted this metric for each period presented.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it tracks its ability to generate revenue through its dollar-based net expansion rate, which represents the Company’s ability to maintain and grow relationships with its existing customers. The dollar-based net expansion rate increases when customers increase their use of the Company’s products, use additional products, or upgrade to a higher subscription tier. The dollar-based net expansion rate is reduced when customers decrease their use of the Company’s products, use fewer products, or downgrade to a lower subscription tier.

Because the dollar-based net expansion rate has generally fallen within a range of 110% to 134% since the fiscal quarter ending June 30, 2013, the Company believes that this metric is a good overall indicator of the health of the Company’s business (i.e., anything above 100% reflects that the Company’s is expanding its overall relationships with customers after accounting for attrition within the Company’s then-existing customer base). Unlike most other reporting issuers that use a dollar-based expansion rate or a similarly-calculated metric, the Company’s metric only reflects performance in the most recent fiscal quarter, as opposed to a rolling four fiscal quarters, which calculation decreases the reflected impact of what happened in the most recent fiscal quarter. The reason the Company provides performance in this less-typical manner is that it believes it provides investors with a more meaningful indication of its performance in the actual period presented. Accordingly, the Company has continued to disclose its dollar-based net expansion rate for the applicable reporting period in each of its annual and quarterly filings, providing investors with information related to the health of the Company’s

New Relic 188 Spear Street, Suite 1200, San Francisco, CA 94105

U.S. Securities and Exchange Commission

December 29, 2015

business and the expansion of its customer relationships for that particular period. However, due to a number of factors including but not limited to new product introductions, promotional activity, mix of customer size and the variable timing of renewals, the metric’s focus on the most recent fiscal quarter results is an inherently more volatile metric as compared to a rolling four fiscal quarter metric. Therefore, the Company does not believe investors are necessarily able to discern meaningful information about the Company’s overall business trends or the financial performance of the Company from this metric on a consecutive or comparative basis. Accordingly, the Company’s respectfully advises the Staff that it believes that such disclosure on a consecutive or comparative basis could be confusing to investors, particularly if they view the metric similarly to the way other reporting issuers use it. As a result, the Company does not believe it would be useful for investors to amend its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 to include additional disclosure to add a consecutive or comparative basis.

However, in light of the Staff’s comment and following additional consideration by the Company’s management, the Company has determined that it will disclose these metrics on a comparative period basis to the comparable quarter in the prior fiscal year going forward, beginning with its Quarterly Report on Form 10-Q for the quarter ended December 31, 2015. The Company believes it will be able to alleviate the potential for the metric to be confusing to investors by also including any other factors unique to the quarter that would aid in understanding any disparity between the comparison numbers and to highlight any other related trends, in each case to the extent that management does not believe the metric merely reflects the health or direction of the business. For example, to the extent applicable, the Company might note that, if the dollar-based net expansion rate were 125% in a given quarter, compared to 115% in the comparable quarter in the prior fiscal year, the Company saw customers increase or expand their use of its products or purchase additional products, in each case net of declines in product usage and/or subscription downgrades. The Company would then further disclose, to the extent it is able, whether that increase was driven by factors that include but are not limited to product use for higher-priced products or subscriptions or some combination of the two, as well as any other material unique factors influencing the results in either of the comparison numbers. While the Company believes it is able to provide sufficient additional information to make year-over-year comparisons meaningful without being confusing or misleading to investors, it does not believe it is able to do so with respect to comparisons of consecutive quarters due to the inherent volatility in the metric, and therefore does not believe at this time that it would be appropriate to include them with the year-over-year comparisons. However, the Company will also continue to note to the extent material or applicable where there are larger business trends that may impact its net expansion trends, whether on a quarter-over-quarter basis or a year-over-year basis.

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New Relic 188 Spear Street, Suite 1200, San Francisco, CA 94105

U.S. Securities and Exchange Commission

December 29, 2015

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (415) 404-6710 or David Peinsipp of Cooley LLP, the Company’s outside legal counsel, at (415) 693-2177 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Mark Sachleben

Mark Sachleben

Chief Financial Officer, New Relic, Inc.

cc:	Lewis Cirne, New Relic, Inc.

Robin Schulman, New Relic, Inc.

David Peinsipp, Cooley LLP

New Relic 188 Spear Street, Suite 1200, San Francisco, CA 94105